Consent of Independent Registered Public Accounting Firm

To the Board of Directors

WSFS Financial Corporation:

We consent to the incorporation by reference in the registration statement (Nos.333-106561, 333-26099, 333-33713, 333-40032, 333-127225 and 333-146443) on Form S-8 of WSFS Financial Corporation of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008, annual report on Form 11-K of the WSFS Financial Corporation 401(k) Savings and Retirement Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 29, 2009